SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 0-50657

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its Charter)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant)
Date: July 23, 2008
	By:	/s/ Roderick Chisholm Name: Roderick Chisholm Title: Chief Financial Officer

EXHIBITS

Exhibit 99.1:  Press release issued July 17, 2008 in which the Registrant announced that McElhanney Consulting Services Ltd. (“McElhanney”) has completed a scoping level study evaluating road access alternatives for the Registrant’s 100% owned KSM Project located near Stewart, British Columbia, Canada. The McElhanney study is appropriate for use in the ongoing National Instrument 43-101 Preliminary Assessment for the KSM project which is expected to be completed later this year. The McElhanney study will be filed on SEDAR in its entirety.